                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



                           Plains Petroleum Company
                           ------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                  726529 10 0
                                --------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                April 13, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   SCHEDULE 13D

- --------------------------------------------------------------------------------
   CUSIP No. 726529 10 0
             -----------

- --------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
- --------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ ]  b) [X]

        WTW Properties, Inc. is a wholly owned subsidiary of Cross Timbers Oil
        ----------------------------------------------------------------------
        Company.
        --------
        These companies could be deemed to be a group by virtue of this
        ---------------------------------------------------------------
        relationship.
        -------------
- --------------------------------------------------------------------------------
   3)   SEC Use Only

- --------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC, BK
        ------
- --------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
- --------------------------------------------------------------------------------
                         7)   Sole Voting Power
   Number of Shares           644,400
   Beneficially Owned         -------
   by Each Reporting     -------------------------------------------------------
   Person With           8)   Shared Voting Power
                              100
                              ---
                         -------------------------------------------------------
                         9)   Sole Dispositive Power
                              644,400
                              -------
                         -------------------------------------------------------
                         10)  Shared Dispositive Power
                              100
                              ---
- --------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        644,500
        -------
- --------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

- --------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        6.6%
        ----
- --------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
        CO
        --
- --------------------------------------------------------------------------------

   SCHEDULE 13D

- --------------------------------------------------------------------------------
   CUSIP No. 726529 10 0
             -----------

- --------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        WTW Properties, Inc.
        --------------------
        75-2579542
        ----------
- --------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ ]  b) [X]

        WTW Properties, Inc. is a wholly owned subsidiary of Cross Timbers Oil
        ----------------------------------------------------------------------
        Company.
        --------
        These companies could be deemed to be a group by virtue of this
        ---------------------------------------------------------------
        relationship.
        -------------
- --------------------------------------------------------------------------------
   3)   SEC Use Only

- --------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC
        --
- --------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Texas
        -----
- --------------------------------------------------------------------------------
                          7)   Sole Voting Power
   Number of Shares
   Beneficially Owned     ------------------------------------------------------
   by Each Reporting      8)   Shared Voting Power
   Person With                 100
                               ---
                          ------------------------------------------------------
                          9)   Sole Dispositive Power

                          ------------------------------------------------------
                          10)  Shared Dispositive Power
                               100
                               ---
- --------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        100
        ---
- --------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

- --------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        0.0%
        ----
- --------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
        CO
        --
- --------------------------------------------------------------------------------

Pursuant to Section 101(a)(2)(ii) of Regulation S-T, this Amendment No. 4 restates the entire text of the Schedule 13D dated September 16, 1994, as amended by Amendments No. 1, 2 and 3 dated October 20, 1994, November 14, 1994 and February 9, 1995, respectively (the initial Schedule 13D, together with all such amendments, being referred to herein as the "Schedule 13D"). In addition, the information reported in Item 4 of this Amendment No. 4 is amended from the
Schedule 13D.


Item 1.  Security and Issuer

   This statement on Schedule 13D relates to shares of common stock, par value $.01 per share ("Common Stock"), of Plains Petroleum Company, a Delaware corporation ("the Issuer"). The address of the principal executive office of the Issuer is 12596 West Bayaud, P.O. Box 281306, Lakewood, Colorado 80228.


Item 2.  Identity and Background

   This statement on Schedule 13D is filed by Cross Timbers Oil Company, a Delaware corporation ("Cross Timbers") and WTW Properties, Inc., a Texas corporation and a newly formed and wholly owned subsidiary of Cross Timbers ("WTWP"). Cross Timbers is engaged in the acquisition, exploitation and development of producing oil and gas properties and the marketing and transportation of oil and natural gas. The address of the principal business office of Cross Timbers and WTWP is 810 Houston Street, Suite 2000, Fort Worth, Texas 76102.

   The name, business address and present principal occupation or employment for each executive officer and director of Cross Timbers and WTWP, and the name of the organization in which such employment is conducted, are set forth in
Schedule I for Cross Timbers and Schedule III for WTWP, attached hereto and incorporated herein by reference. Each such person is a citizen of the United States.

   Neither Cross Timbers nor WTWP, nor, to the best of Cross Timbers' or WTWP's knowledge, any of the persons listed on Schedule I or Schedule III attached hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

   Purchases of Common Stock, at a total cost of $14.98 million, were funded by Cross Timbers' working capital and borrowings under its Second Amended and Restated Revolving Credit and Term Loan Agreement dated October 25, 1993, among Cross Timbers, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and NationsBank of Texas, N.A., as Co-Agents, and Morgan Guaranty as Administrative Bank and the Banks parties thereto, as amended.


Item 4.  Purpose of Transaction

   Cross Timbers has acquired the Common Stock referred to in Item 5 because it believes that the underlying value of the Issuer's assets is not adequately reflected in trading prices of the Common Stock. Additionally, Cross Timbers' position in the Issuer's equity could serve as a basis for a possible attempt by Cross Timbers to acquire control of the Issuer, if Cross Timbers should decide to do so. Cross Timbers has met with management of the Issuer to discuss the possibility of a merger of the Issuer and Cross Timbers although no specific terms were proposed or discussed. Management of the Issuer has, to date, expressed no interest in such a transaction.

   Cross Timbers continues to have an interest in pursuing a business combination transaction with the Issuer. It believes that a combination of the Issuer and itself would result in important cost savings and operating efficiencies, and that the combined companies would hold a unique oil and gas reserve base. Alternatively, Cross Timbers may decide to hold a significant position in the Common Stock and seek representation on the Board of Directors of the Issuer in order to influence management to take specific steps to enhance shareholder value.

   Cross Timbers continues to monitor and evaluate its investment in the Issuer in light of various factors including the Issuer's operating results, financial condition and prospects, price levels of the Common Stock, general market and economic conditions and other opportunities available to Cross Timbers. Cross Timbers may acquire additional Common Stock through open market purchases or other transactions, maintain its current equity position or dispose of a portion or all of its Common Stock.

   In a news release dated October 20, 1994, the Issuer announced that it has hired investment advisors to help it "study strategic alternatives in light of a
recent Schedule 13-D filing by Cross Timbers Oil Co."   Cross Timbers is
reconsidering all of its own alternatives concerning its ownership of Common Stock in light of the Issuer's announcement.

   On October 20, 1994, Cross Timbers issued a news release which is attached hereto as Exhibit C and incorporated herein by reference.

   On November 14, 1994, Cross Timbers sent a letter to the Issuer, a copy of which is attached hereto as Exhibit D and incorporated herein by reference.

   On November 18, 1994, Cross Timbers received a letter from the Issuer, a copy of which is attached hereto as Exhibit E and incorporated herein by reference.

   On February 9, 1995, Cross Timbers sent a notice of intent to nominate candidates for the board of directors of the Issuer, a copy of which is attached hereto as Exhibit F and incorporated herein by reference.

   Item 4 is hereby amended in its entirety to read as follows:

   On April 12, 1995, Cross Timbers entered into an agreement to acquire natural gas producing properties, a gathering system and a gas processing plant from Santa Fe Minerals Inc. for $130 million. Subject to completion of this transaction, which is expected around August 1, Cross Timbers does not currently intend to pursue a business combination with the Issuer. Accordingly, Cross Timbers does not currently plan to enter into a confidentiality agreement with the Issuer or to seek confidential financial and operating information from the Issuer which might be available as part of the Issuer's previously announced search for possible business combinations, including an acquisition of the Issuer. Cross Timbers currently intends to maintain its equity position in the Issuer pending completion of the Issuer's business combination search. However, Cross Timbers will continually review its position in the Issuer and may, depending on a number of factors (including other investment opportunities and money market and stock market conditions), decide to dispose of all or some portion of its position in the Common Stock.

   Other than as set forth above, Cross Timbers currently has no plans or proposals which relate to or would result in any of the actions set forth in parts (b) through (j) of Item 4. However, Cross Timbers reserves the right to determine at a future date to take one or more of such actions.

Item 5.  Interest in Securities of the Issuer

   (a) As of April 18, 1995, Cross Timbers beneficially owns 644,500 shares of Common Stock or approximately 6.6% of the Issuer's outstanding shares of 9,815,826 at March 15, 1995, as reported in its Annual Report on Form 10-K for the year ended December 31, 1994 ("Outstanding Shares"), and WTWP owns beneficially and of record 100 shares of Common Stock (less than 1% of the Outstanding Shares).

   Mr. J. Luther King, Jr., a director of Cross Timbers, is a director, the president and majority shareholder of Luther King Capital Management Corporation ("LKCM"), an investment management firm. Clients of LKCM own 131,600 shares of Common Stock, or approximately 1.3% of the Issuer's outstanding Common Stock, in portfolio accounts managed by LKCM and over which LKCM has voting and investment discretion. Additionally, 40,800 shares of Common Stock, or approximately 0.4% of the Issuer's outstanding Common Stock, are owned by LKCM Investment Partnership ("Investment Partnership"). Mr. King is the general partner and portfolio manager of the Investment Partnership, and LKCM and an affiliated company are also limited partners of the Investment Partnership. The Common Stock owned by portfolio accounts managed by LKCM and the Common Stock owned by the Investment Partnership were acquired prior to any acquisition of Common Stock by Cross Timbers and prior to any notification to Mr. King that management of Cross Timbers recommended the investment in the Common Stock by Cross Timbers described herein.

   Mr. George Wyper, a director of Cross Timbers, is a Managing Director of E.M. Warburg Pincus & Co., Inc. ("Warburg Pincus"), an investment management and venture capital firm. Clients of Warburg Pincus own 200 shares of Common Stock (less than 1% of the Issuer's outstanding Common Stock) in portfolio accounts managed by Warburg Pincus and over which Warburg Pincus has sole voting and investment discretion. Mr. Wyper disclaims beneficial ownership of Common Stock held in accounts managed by Warburg Pincus.

   Cross Timbers has no voting or investment power with respect to, and disclaims beneficial ownership of, the Common Stock owned by the Investment Partnership, or held in accounts managed by LKCM or Warburg Pincus. In addition, Cross Timbers disclaims the formation of a group with LKCM, the Investment Partnership or Warburg Pincus. To the best of Cross Timbers' knowledge, no other person named in Item 2 owns any Common Stock.

   Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Cross Timbers, Mr. King or Mr. Wyper beneficially owns the shares of the Issuer's Common Stock owned by the Investment Partnership, or held in the accounts managed by LKCM or Warburg Pincus, or that Mr. King or Mr. Wyper has formed a group with Cross Timbers for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 644,400 shares of Common Stock it beneficially owns, and Cross Timbers and WTWP share voting power and dispositive power with respect to the 100 shares of Common Stock owned beneficially and of record by WTWP.

   Because Mr. King is a director, the president and majority shareholder of LKCM, he has the sole voting power and dispositive power with respect to the 131,600 shares of Common Stock held in client accounts managed by LKCM. In addition, by reason of Mr. King's relationship to the Investment Partnership, Mr. King has the sole voting and dispositive power with respect to the 40,800 shares of Common Stock owned by the Investment Partnership. Mr. Wyper has no voting power or dispositive power with respect to the 200 shares of Common Stock held in client accounts managed by Warburg Pincus and disclaims beneficial ownership thereof.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Common Stock effected from the 60 days preceding or on September 19, 1994 through April 18, 1995, by

Cross Timbers or WTWP or, to the knowledge of Cross Timbers or WTWP, of any of the persons listed on Schedule I or Schedule III attached hereto.

   (d) No other person is known by Cross Timbers or WTWP to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cross Timbers or WTWP described in Item 5(a) above.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   To the best of Cross Timbers' or WTWP's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between any of the persons named in Item 2 and any other persons, with respect to the Common Stock.


Item 7.  Material to be Filed as Exhibits
                                                                       Page
                                                                       ----

Exhibit A-      Second Amended and Restated Revolving Credit
                and Term Loan Agreement dated October 25,
                1993, among Cross Timbers and certain
                commercial banks named therein is
                incorporated by reference to Exhibit 10.4 to Cross Timbers' Report on Form 10-Q/A,
                Amendment No. 1, for the quarterly period ended June 30, 1994

Exhibit B-      First Amendment dated June 30, 1994 to
                Second Amended and Restated Revolving Credit and Term Loan Agreement dated October 25,
                1993, among Cross Timbers and certain
                commercial banks named therein is
                incorporated by reference to Exhibit 10.1 to Cross Timbers' Report on Form 10-Q/A,
                Amendment No. 1, for the quarterly period ended June 30, 1994

Exhibit C-      Cross Timbers Oil Company News Release dated
                October 20, 1994                                        *

Exhibit D-      Letter dated November 14, 1994 to Mr. James
                A. Miller, Chairman and Chief Executive
                Officer of Plains Petroleum Company from Mr.
                Jon Brumley, Chairman of Cross Timbers Oil
                Company                                                 *

Exhibit E-      Letter dated November 17, 1994 from Mr.
                James A. Miller, Chairman and Chief
                Executive Officer of Plains Petroleum
                Company to Mr. Jon Brumley, Chairman of
                Cross Timbers Oil Company                               *

Exhibit F-      Notice of Intent to Nominate Candidates for
                the Board of Directors of Plains Petroleum
                Company dated February 9, 1995, to Plains
                Petroleum Company from Cross Timbers Oil
                Company                                                 *


        *  Previously filed as an exhibit to the Schedule 13D

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CROSS TIMBERS OIL COMPANY


                              By: LOUIS G. BALDWIN
                                  -----------------------------------------
                                  Louis G. Baldwin
                                  Senior Vice President and Chief Financial
                                  Officer



                              WTW PROPERTIES, INC.


Date:  April 18, 1995         By: LOUIS G. BALDWIN
                                  -----------------------------------------
                                  Louis G. Baldwin
                                  Vice President and Chief Financial Officer

SCHEDULE I to SCHEDULE 13D


     The following is a list of all executive officers of Cross Timbers and their present principal office held. The business address for each of these executive officers is 810 Houston Street, Suite 2000, Fort Worth, Texas, 76102.

Name                              Present Principal Office Held
- -------------------------         ----------------------------------------------

Jon Brumley                       Chairman of the Board of Directors

Bob R. Simpson                    Vice Chairman of the Board of Directors and
                                    Chief Executive Officer

Steffen E. Palko                  Vice Chairman of the Board of Directors and
                                    President

Louis G. Baldwin                  Senior Vice President and Chief Financial
                                    Officer

Bennie G. Kniffen                 Senior Vice President and Controller

Kenneth F. Staab                  Senior Vice President of Engineering

Keith A. Hutton                   Senior Vice President - Asset Development

Larry B. McDonald                 Senior Vice President - Operations

Thomas L. Vaughn                  Senior Vice President - Operations

Vaughn O. Vennerberg II           Senior Vice President - Land


     The following is a list of all directors (with exception of Messrs. Brumley, Simpson and Palko who are listed above), their business address and present principal employment and employer.

Name and Business Address         Present Principal Employment and Employer
- -------------------------         ----------------------------------------------

Charles B. Chitty                 Retired Chief Financial Executive, The Lupton
701 Tallan Building                 Company
Two Union Square
Chattanooga, TN  37402

J. Luther King, Jr.               President, Principal and Portfolio
301 Commerce Street, Suite 1600     Manager/Analyst, Luther King Capital
Fort Worth, TX  76102               Management Corporation

Scott G. Sherman                  Owner, Scott Sherman Enterprise
777 Taylor Street, Suite 1135
Fort Worth, TX  76102

George U. Wyper                   Managing Director, E.M. Warburg Pincus & Co.,
E.M. Warburg Pincus & Co., Inc.     Inc.
466 Lexington Ave., 10th Floor
New York, NY  10017

SCHEDULE II to SCHEDULE 13D


The following lists all Common Stock transactions effected by Cross Timbers or WTWP from 60 days preceding or on September 19, 1994 through April 18, 1995. All purchases were open market transactions. To the best of Cross Timbers' or WTWP's knowledge, no Common Stock transactions were effected by any persons listed in Schedule I or Schedule III attached hereto from the 60 days preceding or on September 19, 1994 through April 18, 1995.


               Number          Price
  Date         of Shares       per Share
  --------     ---------       ---------

Purchases by Cross Timbers:

  9/9/94           5,500         $22.125
  9/12/94            500          22.375
  9/12/94          5,000          22.500
  9/12/94         20,400          22.625
  9/12/94         33,000          22.750
  9/14/94          3,700          22.875
  9/14/94          1,900          23.000
  9/14/94          1,500          23.125
  9/14/94         13,500          23.250
  9/15/94          3,600          23.500
  9/15/94          6,000          23.625
  9/16/94            700          23.750
  9/16/94         17,400          23.875
  9/16/94         20,500          24.000
  9/16/94          1,700          24.125
  9/16/94         46,200          24.250
  9/19/94         20,100          23.750
  9/19/94          6,000          23.875
  9/19/94         20,500          24.000
  9/19/94            200          24.125
  9/19/94          6,600          24.250
  9/19/94          1,000          24.500
  9/29/94          3,500          26.375
  10/3/94         16,000          26.375
  10/3/94         50,000          26.250
  10/3/94          7,000          26.250
  10/4/94         12,500          26.375
  10/5/94          5,500          26.125


Transfer from Cross Timbers to WTWP:

   2/7/95            100             -

SCHEDULE III to SCHEDULE 13D


     The following is a list of all executive officers of WTWP, their present principal office held and their present principal employment and employer. The business address for each of these executive officers is 810 Houston Street, Suite 2000, Fort Worth, Texas 76102.


Name and
Present Principal Office Held          Present Principal Employment and Employer
- -----------------------------          -----------------------------------------

Jon Brumley                            Chairman of the Board of Directors,
Chairman of                              Cross Timbers
 the Board of Directors

Bob R. Simpson                         Vice Chairman of the Board of Directors
Vice Chairman of                         and Chief Executive Officer, Cross
 the Board of Directors                  Timbers
 and Chief Executive Officer

Steffen E. Palko                       Vice Chairman of the Board of Directors
Vice Chairman of                         and President, Cross Timbers
 the Board of Directors
 and President

Louis G. Baldwin                       Senior Vice President and Chief
Vice President and                       Financial Officer, Cross Timbers
 Chief Financial Officer

Bennie G. Kniffen                      Senior Vice President and Controller,
Vice President and                       Cross Timbers
 Controller


     The following is a list of all directors of WTWP and their present principal employment and employer. The business address for each of these directors is 810 Houston Street, Suite 2000, Fort Worth, Texas 76102.


Name                                   Present Principal Employment and Employer
- -----------------------------          -----------------------------------------

Jon Brumley                            Chairman of the Board of Directors,
                                         Cross Timbers

Bob R. Simpson                         Vice Chairman of the Board of Directors
                                         and Chief Executive Officer, Cross
                                         Timbers

Steffen E. Palko                       Vice Chairman of the Board of Directors
                                         and President, Cross Timbers